

May 15, 2008

Via Facsimile (410) 223-3487 and U.S. Mail

Frank S. Jones, Jr., Esq.
Whiteford, Taylor & Preston L.L.P.
Seven Saint Paul Street
Baltimore, MD 21202

RE: **TVI Corporation**
Revised Preliminary Proxy Statement
Filed May 12, 2008
File No. 000-10449

Dear Mr. Jones:

        We have reviewed the above referenced filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Revised Preliminary Proxy Statement

Cover page

1.   Please tell us why your disclosure regarding the dissidents' proposal is presented as an uncertainty, i.e., "<u>if</u> properly presented at the Annual Meeting" (emphasis added). Please tell us whether the inclusion of the proposal on your card obviates the need for proper presentment of the proposal.

Other Matters, page 32

2.   With respect to the Other Bender Proposal 3, please revise your disclosure to explain how a limitation on the setting of record and special meeting dates on your board leaves the company "unacceptably vulnerable to unsolicited, potentially coercive or abusive takeover tactics…" Also, explain in your disclosure why you believe the proposal "provides no net benefit to Company stockholders."

3.   With respect to the Other Bender Proposal 6, please disclose the substance of the penultimate paragraph of your response to prior comment 7.

4.   Also with respect to the Other Bender Proposal 6, please explain why its passage may have "unintended, unforeseen, unnecessary and potentially harmful consequences for [your] ability to engage in certain equity financings."

5.   Please refer to the last paragraph in this section. Tell us, with a view toward revised disclosure, which "federal securities laws govern whether a particular proposal is proper for consideration at the Annual Meeting."

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to their disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions